The Home Depot, Inc. (HD)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Home Depot shareholder since 1998

Vote for Proposal 5 for a realistic right for shareholders to act by written consent

The most important point here is that it currently takes 35% of the shares that typically vote at the Home Depot annual meeting for HD shareholders to take the first small but critical baby step to act by written consent.

Plus any action taken by written consent would then still need 73% approval from the shares that normally cast ballots at the annual meeting.

Any claim by the Home Depot Board that HD shareholders, who do not have time to vote, are good prospects to participate in acting by written consent is full of baloney.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.